中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement of the Resolutions of the Board of Directors of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of China Southern Airlines Company Limited

29 December 2008

As at the date of this announcement, the directors of the Company include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSA   Stock Code: 600029   Announcement No.: Lin 2008-41

Announcement of the Resolutions of the Board of China Southern Airlines Company Limited

All members of the board ('Board') of directors (the "Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 29 December 2008, China Southern Airlines Company Limited (the "Company") held the seventh meeting of the fifth Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present was 11, of which 11 attended in person. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company. After discussion and consideration, the following resolutions were passed unanimously at the meeting:

I. The resolution relating to the "*Regulations for application and management of funds raised by China Southern Airlines Company Limited*" was considered and approved.

   The details of this resolution are available on the website of Shanghai Stock Exchange at www.sse.com.cn.

II. The resolution relating to the entering into the *Lease Agreement between the Company and China Southern Air Holding Company ("CSAHC")* and the authorization granted to the executive Directors to sign the relevant agreements was considered and approved.

   The details of this resolution are set out in the Connected Transaction Announcement of the Company dated 30 December 2008 on the website of Shanghai Stock Exchange at www.sse.com.cn.

III. The resolution relating to the renewal of the Property Management Framework Agreement between the Company and Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), and the authorization granted to the executive Directors to sign the relevant agreements was considered and approved.

   The details of this resolution are set out in the Connected Transaction Announcement of the Company dated 30 December 2008 on the website of Shanghai Stock Exchange at www.sse.com.cn.

The transactions contemplated under resolutions 2 and 3 constituted connected transactions of the Company as CSAHC is the controlling shareholder of the Company and also holds 90% interests in GCSAPMC. As such, Messrs. Li Wen Xin, Wang Quan Hua and Liu Bao Heng, being the interested Directors, have abstained from voting for those resolutions. The methods and the procedures for the consideration and approval of the relevant resolutions are in compliance with the relevant provisions of the Company Law, the Securities Law, and the Articles of Association of the Company.

Documents available for inspection:

The resolutions passed at the 7th meeting of the 5th Board of China Southern Airlines Company Limited

The Board of China Southern Airlines Company Limited
29 December 2008